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                                                                      EXHIBIT 11

EXECUTIVE EMPLOYMENT POLICY

I        PURPOSE

         To provide a consistent and fair policy and practice in the event of employment termination of a Company Executive.

         In the event of an Executive termination the Board of Directors of the Company (the "Board") believes it is in the best interests of the Company and the Executive to provide for a smooth transition and a well defined and understood separation policy.

         Also, it is expected that the Company from time to time may consider the possibility of an acquisition by another company or other change of control. The Board believes that it is in the best interests of the Company and its shareholders to provide certain Executives with an incentive to continue employment and to maximize the value of the Company upon a Change of Control for the benefit of its shareholders.

         In order to achieve these above purposes, the Company hereby implements this Executive Employment Policy.

II       ORGANIZATIONAL UNITS AFFECTED

         All Company locations and all departments.

III      SCOPE

         All Executives as defined herein.

IV       EFFECTIVE DATE

         This Policy is effective as of June 10, 1998, as amended on July 25, 1998 (the "Effective Date").

V        DEFINITIONS

         A.       Executive

                  "Executive" shall mean an individual employed as a Vice President with Company at the time of his or her termination, who, in the event of Change of Control, has been employed as a Vice President with the Company for at least three (3) consecutive months immediately prior to a




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                  Change of Control.

         B.       Cause

                  "Cause" means (i) any act of fraud, misappropriation, embezzlement, or other act of material and unlawful dishonesty taken by the Executive against the Company; (ii) the conviction of a felony which the Company reasonably believes had or will have a material detrimental effect on the Company's reputation or business, (iii) any act by the Executive which constitutes gross misconduct and is injurious to the Company; and (iv) any act by the Executive which the Company determines constitutes a breach of security and is injurious to the Company.

         C.       Termination without Cause

                  "Termination without Cause" means 1) any termination of the Executive initiated by the Company unless Cause is the grounds for termination, 2) any termination of Executive, initiated by Executive, for a reason that constitutes a Constructive Termination, or 3) a termination, initiated by Executive, because any successor to the Company fails to assume the obligations under this Policy. Notwithstanding the foregoing, the term "Termination without Cause" shall not mean any termination of Executive due to the Executive's death, retirement, or Permanent Disability.

         D.       Constructive Termination

                  "Constructive Termination" means the occurrence of any of the following conditions, without the Executive's written consent, which conditions(s) remain(s) in effect 20 days after written notice to the Board from the Executive of such condition(s):
                  (a) a decrease in the Executive's base salary, or material decrease in the Executive's annual target bonus, quarterly bonus, or employee benefits; (b) a material decrease in Executive's position, authority, duties and responsibilities; or (c) the relocation of the Executive to a facility or location more than thirty (30) miles from the Executive's then-existing facility or location.

         E.       Change of Control

                  "Change of Control" means the occurrence of any of the following events: (i) a merger or consolidation involving the Company in which the





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                  shareholders of the Company immediately prior to such merger or consolidation own less than fifty percent of the voting power of the surviving corporation; (ii) the sale of all or substantially all, of the assets of the Company; or (iii) any person, (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act") or group (within the meaning of Rule 13d of the Exchange Act) becoming the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of securities representing more than fifty percent of the voting power of the Company then outstanding.

         E.       Termination due to Change of Control

                  "Termination due to Change of Control" means a Termination without Cause, as defined herein, that occurs within one (1) year after a Change of Control, as defined herein.

         F.       Permanent Disability

                  "Permanent Disability" means that (i) the Executive has been incapacitated by bodily injury or disease so as to be prevented thereby from engaging in the performance of the Executive's duties; (ii) such total incapacity shall have continued for a period of six (6) consecutive months; and
                  (iii) such incapacity will, in the opinion of a qualified physician, be permanent and continuous during the remainder of the Executive's life.

VI       PROCEDURE

         A.       Eligibility for Severance Benefits

                  In the event that Executive undergoes (i) Termination due to Change of Control or (ii) a Termination without Cause in the event no Change of Control has occurred, then Executive shall be entitled to the following severance benefits. Only one instance of each of these severance benefits shall be given upon termination to each Executive.



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                  1.       Lump sum payment equal to six (6) months of
                           Executive's annual base salary in effect immediately prior to termination, reduced as provided in Section VI(B) of this Policy, if applicable, reduced by the amount of pay Executive receives in lieu of notice under the Worker Adjustment and Retraining Act, if applicable, and subject to all applicable withhold and employment taxes.

                  2. If the Executive elects COBRA continuation coverage pursuant to federal law, Company shall pay Executive's COBRA premiums for a six (6) month period after such termination.

                  3. In addition to any vesting or accelerated vesting under Company's Stock Plans, all Executive's unvested stock options shall immediately vest as if the Executive were employed for an additional twelve (12) months. Executive shall have ninety (90) days following the termination date to exercise vested shares. The period to exercise shall extend, but only as long as necessary in order to allow Executive to exercise without violating regulatory trading rules.

                  4. Within ten (10) days of submission of proper expense reports by Executive, the Company shall reimburse the Executive for all expenses reasonably and necessarily incurred by the Executive in connection with the business of the Company prior to his/her termination of employment.

                  5. The Executive shall receive the benefits, if any, under the Company's





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                           401(k) Plan, employee bonus plans, employee stock
                           purchase plans and other Company benefit plans to which the Executive may be entitled pursuant to the terms of such plans. The Executive's participation and rights in other benefit plans as may be provided by the Company at the time of his/her termination of employment shall be governed solely by the terms and conditions of such other plans, if any.

                  6. All other wages and vacation accrued through the date of termination shall be paid, but there shall be no proration of incentive bonus unless "earned" under the provision of the applicable incentive bonus plan.

         B.       Offsetting Severance Plan Benefits

                  Notwithstanding any other provision in the Policy to the contrary, the benefits provided hereunder shall be in lieu of any other severance plan benefits provided by the Company under any other plan, policy, or agreement, such that the severance benefits payable under this Policy shall be reduced by any severance paid or payable to the Executive by the Company under any other plan, policy or agreement; provided however, that if an Executive is entitled under any prior written and executed agreement to severance benefits that are greater than the severance benefits provided under this Policy, Executive shall not forfeit his/her rights to the difference between the severance benefits provided under such agreement and the severance benefits provided under this Policy.

         C.       Successors and Assigns

                  The Company shall require any successor to all or substantially all of the Company's business and/or assets (whether direct or indirect, by purchase, merger, consolidation or otherwise) to assume the obligations under this Policy in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. Failure of such successor to assume and honor the obligations under this agreement shall be a breach of this agreement and shall entitle Executive to terminate Executive's employment and receive compensation from the Company in the same amount and on the same terms to which Executive would be entitled hereunder in accordance with a Termination without Cause.

         D.       Integration


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                  This Policy, which when countersigned by the Executive shall be a binding Agreement between the parties, shall supersede all prior agreements, arrangements and understandings, whether written or oral, regarding the subject matter of this Policy and shall be the exclusive agreement for the determination of any payments and accelerated option vesting due upon the Executive's termination of employment with Company or its successors; provided however, that if an Executive is entitled under any prior written and executed agreement to severance benefits that are greater than the severance benefits provided under this Policy, Executive shall not forfeit his/her rights to that difference between the severance benefits provided under such agreement and the severance benefits provided under this Policy.

         E.       At-Will Employment

                  Nothing in the foregoing diminishes or alters Company policy of at-will employment for all employees, where both the Company and Executive may terminate the employment relationship at any time and for any reason, with or without cause or notice.

         F.       Policy Exceptions

                  There are no exceptions to this policy unless the policy is amended in writing and signed by an authorized Company official.

Approved:                                   Agreed and Accepted by Executive:


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Nancy M. Tullos                             Name:
Vice President, Human Resources             Title:


Approved:                                   Approved:


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Jim Tolonen                                 Kanwal Rekhi
President/Chief Operating Officer           Chairman/Chief Executive Officer





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